September 15, 2011

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

       RE: First MetLife Investors Insurance Company:
                First MetLife Investors Variable Annuity Account One
                "Class L-4 2"
                Initial Registration Statement filed on Form N-4
                File Nos. 811-08306 and 333-176692

                "Class C 2"
                Initial Registration Statement filed on Form N-4
                File Nos. 811-08306 and 333-176693

                "Class VA-4 2"
                Initial Registration Statement filed on Form N-4
                File Nos. 811-08306 and 333-176680

Dear Mr. Conner:

       The staff reviewed the above-referenced initial registration statements, all of which the Commission received on September 2 and September 6, 2011. We have given the registration statements selective review. Based on our review, we have the following comments. Unless another contract is identified, page references are to the pages in the courtesy copy of the Class L-4 prospectus marked against the prospectus for the initial registration statement for the Class VA 2 contract, File No. 333-176691 ("Class VA 2 Prospectus") provided to the staff, and Item references are to the Item numbers set forth in Form N-4. In addition, the comments provided below are based on our review of the Class L-4 contract and unless stated otherwise, apply to each of the two other filings listed above.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (*e.g.*, pertaining to capitalization of the company) with third parties.

PROSPECTUS

2.   Please revise the cover page of the prospectus and the class identifier to match each other and to distinguish this contract from the May 2011 Prospectus.

3.   Index of Special Terms (page 4)

Special terms should be defined in the text the first time they are used and also defined in the index. Once defined in the text and index, special terms should thereafter be upper cased/italicized whenever they appear in the prospectus. However, as contemplated during its review of the prospectus in pre-effective amendment no. 1 for the Series VA 2 contract, File No. 333-176374 ("Series VA 2 Prospectus"), the staff is willing to permit use of current format if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

4.   Fee Tables

Please place all footnotes at the bottom of each page of the fee tables.

5.   Fixed Account

a.   The front cover page indicates that a "guaranteed account option" is offered in connection with the EDCA; however, the term does not appear in the description of the EDCA on page 26. Please revise the EDCA disclosure to better tie in the phrase. See comment 6. below. This comment does not apply to the Series C filing.

b.   Given the lack of a fixed annuity option during the accumulation phase of the contract, please revise the phrase "variable annuity contract" used at the end of the third and second to last sentences in the fourth paragraph under "Annuity Contract" on page 14 to better accommodate that fact, *e.g.*, "variable portion of the annuity contract." This comment does not apply to the Series C filing.

6.   Please expand the fifth paragraph under "Annuity Contract" on page 14 to further explain the general account, *i.e.*, the rate it offers is guaranteed and any applicable guaranteed minimum rate associated with the account.

Alternatively, a full description of the general account could be provided in the description of the EDCA on page 26. This comment does not apply to the Series C filing.

7.   Under "Termination for Low Account Value" on page 15, please disclose whether the election of any riders would negate or otherwise impact the company's termination right. However, as contemplated during its review of the Series VA 2 Prospectus, the staff is willing to permit use of current disclosure if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

8.   The Class VA-4 2 filing added "until the rider terminates" at the end of the second to last paragraph under "Allocation of Purchase Payments" on page 16. For consistency, please confirm that this disclosure has been added to all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

9.   Accumulation Units (page 19)

        The first sentence of second paragraph under "Accumulation Units" on page 19 needs to be revised to avoid stating that the value of an AU will be determined "after the close of the NYSE," *i.e.*, it would be more accurate to say "as of" the close of the NYSE.

 Please also revise the last paragraph preceding the example to be more precise in terms of explaining what AUV will apply depending on when your purchase payment/transfer request is considered "received" and how that relates to when AU value is determined. *See* Item 10(c) which requires a description of "when calculations of accumulation unit value are made and that purchase payments are credited to a contract on the basis of accumulation unit value next determined after receipt of a purchase payment" (emphasis added).

10.   For the Class C, please confirm that the absence of the disclosure provided under "Replacement of Contracts – Exchange Programs" on page 21 of the Class VA 2 Prospectus. It appears to the staff that the cited disclosure in general would still be applicable to the Series C contract despite its lack of a withdrawal charge.

11.   Expenses (page 28)

        a.   After the last sentence of the first paragraph under "Mortality and Expense Charge" on page 29, please disclose if applicable that the charge applies during the income phase. Please also confirm that this disclosure, if applicable, has been added to all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders. This comment does not apply to the Series VA-4 filing.

        b.   The second to last paragraph under "Guaranteed Minimum Income Benefit – Rider Charge" on page 30, addresses whether "a pro rata portion of the rider charge" would be imposed depending on various events which would terminate each rider as described on page 45.

The staff suggests reconciling the first two lines and seventh line of the applicable paragraph on page 30 with the event described, in item c) on page 45.

c. For Class C, at the end of the first sentence of the last paragraph under "Guaranteed Minimum Income Benefit – Rider Charge" on page 29, please add, "in the ratio each portfolio bears to your total account value."

d. Under "Reduction or Elimination of the Withdrawal Charge – General" on page 31, please confirm deletion of other disclosure provided in the corresponding paragraph on page 36 of the Series VA 2 Prospectus. This comment does not apply to the Series C filing.

12. Living Benefits – Guaranteed Income Benefits (page 37)

Please highlight the second to last paragraph preceding "Enhanced Payout Rates" on page 44, *see, e.g.*, the corresponding paragraph on page 49 of the VA 2 Prospectus.

13. Please confirm applicability of the "Puerto Rico Tax Considerations" subsection on page 54.

14. The fourth paragraph under "The Separate Account" on, for example, page 55 of the Class L-4 2 filing states the following:

Any amount under any optional death benefit, optional Guaranteed Minimum Income Benefit, <u>optional Guaranteed Withdrawal Benefit, or optional Guaranteed Minimum Accumulation Benefit</u> that exceeds the assets in the Separate Account is also paid from our general account (emphasis added).

Please clarify whether this sentence (and paragraph) is meant to relate to the obligations of all contracts offered through the Separate Account or just those of the Class L-4 2 filing. If the former, please revise this sentence for consistency in the corresponding paragraph in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" riders.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

15. For Class C, please revise the SAI to reflect the fact that the contract does not impose a withdrawal charge, *e.g.*, delete ""Reduction or Elimination of the Withdrawal Charge" subsection on page 5 of the SAI, and revise applicable portions of the "Calculation of Performance Information" beginning on same page.

Please also delete the reference to "any applicable withdrawal charge" in the first full paragraph on page 38.

PART C

16.   With respect to exhibits provided under Item 24.b, please note the absence of exhibits for the new version of certain riders available with the contract. Conversely exhibits of riders not available with this contract should be deleted, *e.g.*, for Class C, the inclusion of exhibits 24.b.(iii), (vi), and (vii) for, respectively, the Enhanced Dollar Cost Averaging Rider, Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider, and Waiver of Withdrawal Charge for Terminal Illness Rider.

17.   Please provide powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

Please also revise Item 24.b.13. to reflect that the relevant powers of attorney have been "filed herewith" without incorporating by reference to any prior powers of attorney that do not apply to this filing.

18.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

19.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products